EXHIBIT 12.1

	Nine months ended September 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(12,801,403)	$(22,437,499)	$(16,767,705)	$(13,479,841)	$(14,954,085)	$(3,489,725)
Add:
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	336,332	361,798	269,786	219,660	5,870	—
Estimate of interest within rental expense	50,600	80,190	80,190	105,000	120,000	65,000
Total fixed charges	386,932	441,988	349,976	324,660	125,870	65,000
Subtract:
Interest capitalized during the period	(3,400)	(3,400)	(3,400)	101,810	—	—
Total subtractions	(3,400)	(3,400)	(3,400)	101,810	—	—
Loss as adjusted	(12,411,071)	(21,992,111)	(16,414,329)	(13,256,991)	(14,828,215)	(3,424,725)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Coverage Deficiency	12,798,003	22,434,099	16,764,305	13,581,651	14,954,085	3,489,725